K&L Gates llp Hearst Tower, 47th Floor 214 North Tryon Street Charlotte, NC 28202 T 704.331.7400 www.klgates.com
October 5, 2010
VIA EDGAR AND FEDEX
H. Christopher Owings
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Primo Water Corporation Amendment No. 7 to Registration Statement on Form S-1 Filed October 5, 2010 File No. 333-165452
Dear Mr. Owings:
     We are submitting this letter on behalf of our client Primo Water Corporation (the “Company”) to advise the Staff of the Securities Exchange Commission of certain changes reflected in Amendment No. 7 to the Company’s Registration Statement on Form S-1 (the “Amendment”) which the Company is filing (by EDGAR) simultaneously with submitting this letter. The most significant changes contained in the Amendment include the following items which generally impact multiple pages in the Registration Statement:
•	Increasing the total amount of common stock registered from $92.0 million to $115.0 million and making certain related changes, including in “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Data”;

•	Including information related to the Company’s proposed reverse common stock split, the number of shares of common stock being offered and the estimated price range;

•	Including and updating share information in light of the proposed reverse common stock split;

•	Removing Wells Fargo Securities as an underwriter, adding Janney Montgomery Scott as an underwriter and making certain related changes;

•	Updating the “Recent Developments” section of the Prospectus Supplement related to the Company’s estimated results for the quarter ended September 30, 2010;

H. Christopher Owings
October 5, 2010

•	Providing updated information related to the Company’s anticipated use of proceeds in the initial public offering;

•	Including additional information relating to the Company’s issuance of $3.4 million of 14% subordinated convertible notes due March 31, 2011 and information related to an amendment to all of the 14% subordinated convertible notes to eliminate the holders’ right to cause the Company to redeem these notes in connection with the initial public offering;

•	Including per share financial information in light of the Company’s proposed reverse common stock split;

•	Updating the description of the terms upon which the Company’s series A, series B and series C preferred stock will be converted into common stock in connection with the initial public offering;

•	Including updated information related to the Company’s new $40.0 million senior revolving credit facility; and

•	Including certain updated and additional exhibits as well as updated accountants’ consents.
     The Company has made a number of other changes to update information and correct typographical errors that are marked in the Amendment.
     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable. If the Staff has no further comments, we would greatly appreciated being advised of this as well. We note that the underwriters for the offering have currently targeted the middle of the week of October 11, 2010 to begin the road show presentations and we would greatly appreciate your assistance in achieving this schedule. If it would expedite the review of the information provided herein, please do not hesitate to call me at (704) 331-7406 with any questions you may have regarding this letter.
Very truly yours,
/s/ Sean M. Jones
Sean M. Jones

cc:	Lilyanna L. Peyser, Attorney Advisor (Securities and Exchange Commission) (4 copies) Mark Castaneda (Primo Water Corporation) D. Scott Coward (K&L Gates LLP) Rachel W. Sheridan (Latham & Watkins LLP)